(Translation)

Cover Page

Document Name:	Extraordinary Report

Filed with:	The Director General of the Kanto Local Finance Bureau

Filing Date:	June 18, 2012

Corporate Name:	Toyota Motor Corporation

Name and Title of Representative:	Akio Toyoda, President

Location of Head Office:	1 Toyota-cho, Toyota City, Aichi Prefecture

Telephone Number:	(0565)28-2121

Name of Contact Person:	Yasuhiro Itoh, Project General Manager, Accounting
Division

Nearest Contact Location:	4-18, Koraku 1-chome, Bunkyo-ku, Tokyo

Telephone Number:	(03)3817-7111

Name of Contact Person:	Shinji Miyatake, General Manager, Media Relations
Department, Public Affairs Division

Places of Public Inspection of the Extraordinary Report:

Tokyo Stock Exchange, Inc.

(2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Nagoya Stock Exchange, Inc.

(8-20, Sakae 3-chome, Naka-ku, Nagoya)

Osaka Securities Exchange Co., Ltd.

(8-16, Kitahama 1-chome, Chuo-ku, Osaka)

Fukuoka Stock Exchange

(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)

Sapporo Securities Exchange

(14-1, Minamiichijo-nishi 5-chome, Chuo-ku,

Sapporo)

1.	Reason for Filing

Toyota Motor Corporation (“TMC”) is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance relating to the Disclosure of Corporate affairs, etc. to report the approval of resolutions at the FY2012 Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of TMC.

2.	Description of Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 15, 2012

(2)	Details of the proposed resolutions voted on at the General Shareholders’ Meeting:

Proposed Resolution 1:	Distribution of Surplus

a. Allocation of dividend assets and the total amount of dividends:
Payment of 30 yen per share of common stock (Total amount of dividends: 95,004,292,590 yen)
b. Effective date of distribution of surplus: June 18, 2012

Proposed Resolution 2:	Election of 13 Directors

It was proposed that the following 13 persons be elected as directors:

Fujio Cho, Akio Toyoda, Takeshi Uchiyamada, Yukitoshi Funo, Atsushi Niimi, Shinichi Sasaki, Satoshi Ozawa, Nobuyori Kodaira, Mamoru Furuhashi, Takahiko Ijichi, Yasumori Ihara, Masamoto Maekawa, Mitsuhisa Kato.

Proposed Resolution 3:	Payment of Executive Bonuses

In consideration of the results for FY2012 and other factors, the 11 Directors in office as of the end of FY2012 will be paid a total amount of 148,500,000 yen as executive bonuses.

(3)	Number of “affirmative votes,” “negative votes” or “abstentions” in respect of the resolutions described above, requirements for the approval of such resolutions and results of voting:

(Proposed by TMC)

Resolutions	Number of affirmative votes	Number of negative votes		Number of voting rights held by shareholders present at the meeting	Results of voting
			Number of abstentions		Ratio of affirmative votes (%)	Approved/ Disapproved
Proposed Resolution 1	24,293,961	14,029	43,074	25,008,492	97.14	Approved
Proposed Resolution 2
Fujio Cho	22,461,773	1,810,763	79,499	25,008,484	89.81	Approved
Akio Toyoda	23,509,579	787,184	55,277	25,008,489	94.00	Approved
Takeshi Uchiyamada	23,492,244	804,477	55,319	25,008,489	93.93	Approved
Yukitoshi Funo	23,492,915	803,778	55,347	25,008,489	93.93	Approved
Atsushi Niimi	23,480,141	816,527	55,372	25,008,489	93.88	Approved
Shinichi Sasaki	23,491,997	804,633	55,410	25,008,489	93.93	Approved
Satoshi Ozawa	23,493,379	803,263	55,399	25,008,490	93.94	Approved
Nobuyori Kodaira	23,595,980	700,659	55,401	25,008,489	94.35	Approved
Mamoru Furuhashi	23,477,664	818,974	55,402	25,008,489	93.87	Approved
Takahiko Ijichi	23,477,528	819,043	55,469	25,008,489	93.87	Approved
Yasumori Ihara	23,478,379	818,883	54,778	25,008,489	93.88	Approved
Masamoto Maekawa	23,478,207	849,616	24,217	25,008,489	93.88	Approved
Mitsuhisa Kato	23,478,510	849,371	24,159	25,008,489	93.88	Approved
Proposed Resolution 3	23,959,823	350,581	41,487	25,008,490	95.80	Approved

Note:	1.

“Number of affirmative votes”, “Number of negative votes” and “Number of abstentions” include the aggregate affirmative votes, negative votes and abstentions, respectively, exercised in writing or by means of electronic transmission as well as affirmative votes and negative votes, respectively, exercised by shareholders present at the General Shareholders’ Meeting.

2.

“Number of voting rights held by shareholders present at the meeting” is the aggregate number of voting rights exercised in writing or by means of electronic transmission and the number of voting rights held by all shareholders present at the General Shareholders’ Meeting.

3.

The requirements for approval of each resolution are as follows:

For Proposed Resolution 1, and 3, a majority vote of the shareholders present at the General Shareholders’ Meeting;

For Proposed Resolutions 2, a majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third ( 1/3) of the voting rights of all shareholders who are entitled to vote; and

In addition, each number of voting rights held by shareholders present at the meeting includes the number of voting rights exercised in writing or by means of electronic transmission.

(4)	Reasons for not including certain voting rights held by shareholders present at the meeting in the number of voting rights:

The aggregate number of voting rights exercised prior to the General Shareholders’ Meeting and the voting rights, which were confirmed by certain shareholders present at the General Shareholders’ Meeting to represent approval or disapproval of each of the proposed resolutions, were sufficient to meet the requirements to approve all of the proposed resolutions. Accordingly, voting rights which were held by the shareholders present at the General Shareholders’ Meeting but for which approval or disapproval of each proposed resolution could not be confirmed, were not counted.